June 25, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:              Jim B. Rosenberg, Senior Assistant Chief Accountant

Mary Mast, Senior Staff Accountant

Tabatha Akins, Staff Accountant

Bryan Pitko, Attorney Advisor

Re:      Genzyme Corporation

Comment Letter Dated June 11, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

Filed on March 1, 2010

File No. 000-14680

Comment Letter Dated June 22, 2010

Definitive Proxy Statement

Filed on April 26, 2010

File No. 000-14680

Ladies and Gentlemen:

Genzyme Corporation (“Genzyme”, “we”, “us” or “our”) appreciates the opportunity to respond to the additional comments provided by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letters dated June 11, 2010 and June 22, 2010 (the “Comment Letters”) with respect to our Form 10-K for the fiscal year ended December 31, 2009 (our “2009 10-K”) and our definitive proxy statement filed on April 26, 2010. To assist you in your review, we have included the heading and comments from the Comment Letters in italics below followed by our responses in regular typeface.

June 11, 2010 Comment Letter

Patents, License Agreements and Trademarks, page 24

1.                                      We note your response to comment four.  In particular, we note the following disclosure with regard to the range of royalties that must be paid in relation to your products:

•                  For Myozyme, a royalty on net sales to Synpac ranging from “mid single digit to low double digits;” and

•                  For Clolar, a royalty on net sales of the product in Asia “in the double digits;”

Please revise your disclosure to narrow the range of royalties under your license agreements to a maximum range of 10%.  For example, acceptable disclosure for the range of royalties would include royalties “between 10% and 20%,” in the “mid single digits to low teens,” or “in the twenties.”

Genzyme Response:  To address the Staff’s comments with respect to royalties on Myozyme and Clolar, we undertake to provide the following additional information in our Annual Report on Form 10-K for the year ending December 31, 2010 (the “2010 10-K”) with regard to Myozyme:

“We pay a royalty on net sales of Myozyme to Synpac ranging from the mid single digits to mid teens, depending on the existence of patent coverage in a particular country.”

We will provide the following additional information in our 2010 10-K with regard to Clolar:

“The royalty rate on our net sales of the product in Asia ranges from 10-20%, but our sales are made only on a ‘named patient basis.’”

2.                                      It appears that you are substantially dependent on your license agreement for Fabrazyme because a material portion of your revenues is based upon sales of this product.  Please file your license agreement with Mount Sinai School of Medicine in relation to the patent for Fabrazyme as an exhibit to your filing.

Genzyme Response:  To address the Staff’s comment, we undertake to file our license agreement with Mount Sinai School of Medicine related to the patents for Fabrazyme as an exhibit to our Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2010 (the “Q2 10-Q”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategic Transactions, page 47

3.                                      We note your response to comment five.  In our view, the acquisitions from Bayer did not occur in the ordinary course of business based upon the accounting of the transaction as a business combination, the recording of contingent purchase obligations of $964.1 million, and the significant potential payments that may be required under the underlying license agreements.  As such, we continue to believe that the transaction is material to the Company and that the underlying agreements should be filed as exhibits.  Accordingly, please file the agreements with Bayer underlying your acquisition of the licensed rights to alemtuzumab, Campath, Fludara, and Leukine.

Genzyme Response:  To address the Staff’s comment, we undertake to file the material agreements with Bayer underlying our acquisition of the licensed rights to alemtuzumab, Campath, Fludara and Leukine as an exhibit to our Q2 10-Q.

Revenues

Cardiometabolic and Renal, page 66

4.                                      Please refer to your response to our comment seven.  Please revise to disclose your current assessment of the expected effects on your results of operations, financial position and liquidity of the expiration of patents relating to Renagel, Renvela and Hectorol such as the effect is unknown or that the effect will be adverse but that you cannot estimate it.  Further, please revise to disclose, as applicable, the reasons it is unknown or that an estimate cannot be made including the nature of the variables that affect your assessment/estimate.

Genzyme Response:  To address the Staff’s comment and in an effort to further improve our disclosures, we propose to include the following disclosure under “Renal and Endocrinology” in the Management’s Discussion and Analysis section of our Q2 10-Q, and future filings as appropriate, substantially in the form as follows, with such updates, additions and deletions as may be necessary to make the text accurate at the time of filing:

“Renagel, Renvela and Hectorol currently compete with several other marketed products and will have additional competitors in the future.  Competitive products, especially if they are lower cost generic or follow-on products, will adversely impact the revenues we recognize from Renagel/Renvela.  Our core patents protecting Renagel, Renvela and Hectorol expire in 2014 in the United States.  We are unable to accurately estimate the unfavorable qualitative or quantitative impact of the expiration of these patents on our future operations and liquidity, as the impact is dependent on numerous factors beyond our control.  These factors include: the outcome of pending patent litigations; the timing of a competitive generic product’s entry into the market; the number of generic products that actually enter the market and which markets generic entrants choose or are authorized to enter; the identity and the operational, manufacturing, distribution and marketing capabilities of the generic entrants; the reimbursement environment for the products in the U.S. and globally; and, in the case of Renagel and Renvela, requirements that the various regulatory agencies around the globe may impose on a manufacturer to demonstrate bioequivalence of these non-absorbed polymer-based products.  Because these conditional events described above have not yet occurred, the current periods reflected in this filing have not been adversely affected; however, we expect the future impact to be unfavorable.  See also “Some of our products may face competition from lower cost generic or follow-on products” under the heading “Risk Factors” in this filing.”

June 22, 2010 Comment Letter

Schedule 14A

Compensation Discussion and Analysis, page 24

Annual Incentive Program, page 28

1.                                      We note that under your 2010 annual incentive program 20% of the award is based on a subjective review of your NEO’s performance for the applicable year.  Please confirm that your 2011 proxy statement will include discussion of each NEO’s individual performance relative to the individual performance component and how the level of performance resulted in the amounts awarded under the annual incentive program.

Genzyme Response: To address the Staff’s comment, we undertake to include in our 2011 proxy statement a discussion of each NEO’s individual performance relative to the individual performance component and how the level of performance resulted in the amounts awarded under our annual incentive program.

*            *            *

We acknowledge your statement in the Comment Letters that the purpose of the Staff’s review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure of our filings with the Commission. In addition, at the Staff’s request, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 617-768-6403 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Michael S. Wyzga
Michael S. Wyzga
Executive Vice President, Finance,
Chief Financial Officer